SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 May 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 27 May 2021 re: Director/PDMR Shareholding

27 May 2021

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Dividend Reinvestment Plan Share Acquisitions
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the final dividend in respect of the year ended 31 December 2020 paid by the Group on 25 May 2021.

Name	Shares
William Chalmers	37,979
Antonio Lorenzo	275
Vim Maru	12
Janet Pope	25,958
Stephen Shelley	524

Disposal of Shares
Vim Maru, a PDMR, sold 900,000 Shares on 26 May 2021 at a price of 48.355 pence per Share.  Following this disposal, Vim Maru (and persons closely associated) holds 5,126,214 Shares, including Shares subject to holding periods of up to a further two years post vesting, and complies with the Group's shareholding policy requirements.

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@ lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details of the above transactions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Interim Group Chief Executive and Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2020 for shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.485335	37,979

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-05-26
f)	Place of the transaction	London Stock Exchange (XLON)

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2020 on shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.491594	275

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-05-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2020 on shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.491594	12

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-05-25
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00. 483550	900,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-05-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2020 on shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.491594	630

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-05-25
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2020 for shares held in Global Nominee Account
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.485335	25,328

d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	2021-05-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2020 on shares held in the Lloyds Banking Group plc Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.491594	524

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-05-25
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 May 2021